UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 13 January, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Allied Irish Banks, p.l.c.     ("AIB") [NYSE: AIB]

13 January 2011

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED AND/OR RESIDENT IN OR AT ANY ADDRESS IN, THE UNITED STATES OF AMERICA OR LOCATED IN THE REPUBLIC OF ITALY

ALLIED IRISH BANKS, P.L.C. (THE "BANK")

ANNOUNCES OFFER TO PURCHASE FOR CASH

any and all of its outstanding
£350,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2030 (ISIN: XS0180778507)
(the "2030 Sterling Notes")

U.S.$400,000,000 Dated Callable Step-Up Subordinated Notes due 2015 (ISIN: XS0197993875)
(the "2015 Dollar Notes")

€400,000,000 Subordinated Callable Step-Up Floating Rate Notes due 2015 (ISIN: XS0208845924)
(the "2015 Euro Notes")

£500,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2025 (ISIN: XS0214107053)
(the "2025 Sterling Notes")

€500,000,000 Callable Subordinated Step-Up Floating Rate Notes due 2017 (ISIN: XS0232498393)
(the "2017 Euro Floating Rate Notes")

£700,000,000 Callable Dated Subordinated Fixed to Floating Rate Notes due July 2023 (ISIN: XS0368068937)
(the "2023 Sterling Notes")

£368,253,000 12.5 per cent. Subordinated Notes due 25 June 2019 (ISIN: XS0435957682)
(the "2019 Sterling Notes")

€868,518,000 12.5 per cent. Subordinated Notes due 25 June 2019 (ISIN: XS0435953186)
(the "2019 Euro Notes")

€419,070,000 10.75 per cent. Subordinated Notes due 2017 (ISIN: XS0498532117)
(the "2017 Euro Notes")

U.S.$177,096,000 10.75 per cent. Subordinated Notes due 2017 (ISIN: XS0498530178)
(the "2017 Dollar Notes")

£1,096,645,000 11.50 per cent. Subordinated Notes due 2022 (ISIN: XS0498531069)

(the "2022 Sterling Notes" and, together with the 2030 Sterling Notes, the 2015 Dollar Notes,

the 2015 Euro Notes, the 2025 Sterling Notes, the 2017 Euro Floating Rate Notes, the 2023 Sterling Notes, the 2019 Sterling Notes, the 2019 Euro Notes, the 2017 Euro Notes and the 2017 Dollar Notes, the "Notes"

and each a "Series" and the holders of such being the "Holders")

The Bank has today launched an invitation to all holders of the Notes (subject to the offer restrictions set out in the Tender Offer Memorandum (as defined below)) to tender any and all of their Notes for purchase by the Bank for cash (the "Offer"), all as more fully described herein and in the Tender Offer Memorandum.

The rationale of the Offer is to optimise the capital base of the Bank by (i) realising the value of the discount between the Purchase Price and the initial issue price of the Notes and (ii) reducing the ongoing interest that would otherwise be payable on the Notes purchased.

The Offer is being made upon the terms and subject to the conditions contained in the tender offer memorandum dated 13 January 2011 (the "Tender Offer Memorandum"), copies of which may be obtained free of charge from Lucid Issuer Services Limited (the "Tender Agent"). Capitalised terms used and not otherwise defined in this announcement have the meaning given to them in the Tender Offer Memorandum.

The Bank will pay the relative amount set out below against each Series of Notes (in each case the "Purchase Price") for each €1,000 (in the case of the 2015 Euro Notes, the 2017 Euro Floating Rate Notes, the 2019 Euro Notes and the 2017 Euro Notes), U.S.$1,000 (in the case of the 2015 Dollar Notes and the 2017 Dollar Notes) and £1,000 (in the case of the 2030 Sterling Notes, the 2025 Sterling Notes, the 2023 Sterling Notes, the 2019 Sterling Notes and the 2022 Sterling Notes) in nominal amount of the Notes accepted by it for purchase pursuant to the Offer, and the Bank will also pay Accrued Interest, all as more fully described in the Tender Offer Memorandum.

Description of the Notes	Common code/ISIN	Outstanding nominal amount	Amount subject to the Offer	Purchase Price
£350,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2030	018077850/ XS0180778507	£26,689,000	Any and all	£300 for each £1,000 in nominal amount
U.S.$400,000,000 Dated Callable Step-Up Subordinated Notes due 2015	019799387/ XS0197993875	U.S.$178,626,000	Any and all	U.S.$300 for each U.S.$1,000 in nominal amount
€400,000,000 Subordinated Callable Step-Up Floating Rate Notes due 2015	020884592/ XS0208845924	€187,829,000	Any and all	€300 for each €1,000 in nominal amount
£500,000,000 Subordinated Callable Fixed/Floating Rate Notes due 2025	021410705/ XS0214107053	£18,987,000	Any and all	£300 for each £1,000 in nominal amount
€500,000,000 Callable Subordinated Step-Up Floating Rate Notes due 2017	023249839/ XS0232498393	€167,528,000	Any and all	€300 for each €1,000 in nominal amount
£700,000,000 Callable Dated Subordinated Fixed to Floating Rate Notes due July 2023	036806893/ XS0368068937	£151,411,000	Any and all	£300 for each £1,000 in nominal amount
£368,253,000 12.5 per cent. Subordinated Notes due 25 June 2019	043595768/ XS0435957682	£368,253,000	Any and all	£300 for each £1,000 in nominal amount
€868,518,000 12.5 per cent. Subordinated Notes due 25 June 2019	043595318/ XS0435953186	€868,518,000	Any and all	€300 for each €1,000 in nominal amount
€419,070,000 10.75 per cent. Subordinated Notes due 2017	049853211/ XS0498532117	€419,070,000	Any and all	€300 for each €1,000 in nominal amount
U.S.$177,096,000 10.75 per cent. Subordinated Notes due 2017	049853017/ XS0498530178	U.S.$177,096,000	Any and all	U.S.$300 for each U.S.$1,000 in nominal amount
£1,096,645,000 11.50 per cent. Subordinated Notes due 2022	049853106/ XS0498531069	£1,096,645,000	Any and all	£300 for each £1,000 in nominal amount

The Offer begins today, 13 January 2011 and will expire at 5.00 p.m. London time on 21January 2011 (the "Expiration Deadline"), unless extended, re-opened or terminated as provided in the Tender Offer Memorandum. The expected Settlement Date for the Offer is 27 January 2011.

In order to be eligible to receive the Purchase Price, Holders must validly tender their Notes by the Expiration Deadline, by delivering, or arranging to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by the Expiration Deadline. Notes can only be tendered in the Offer in accordance with the procedures described in the Tender Offer Memorandum under the heading "Procedures for Participating in the Offer". In particular, Notes can only be tendered in the Offer in minimum nominal amounts of €1,000 (in the case of the 2015 Euro Notes), €50,000 (in the case of the 2017 Euro Floating Rate Notes, the 2019 Euro Notes and the 2017 Euro Notes), U.S.$1,000 (in the case of the 2015 Dollar Notes), U.S.$100,000 (in the case of the 2017 Dollar Notes), £1,000 (in the case of the 2030 Sterling Notes and the 2025 Sterling Notes) or £50,000 (in the case of the 2023 Sterling Notes, the 2019 Sterling Notes and the 2022 Sterling Notes) and, in each case, integral multiples of €1,000, U.S.$1,000 or £1,000 (as the case may be) thereafter.

Subject to applicable law and as provided in the Tender Offer Memorandum, the Bank may, at its sole discretion, extend, re-open, amend, waive any condition of or terminate the Offer at any time (including with respect to any or all Series of Notes). Details of any such extension, re-opening, amendment, waiver or termination will be announced as provided in the Tender Offer Memorandum as soon as reasonably practicable after the relevant decision is made.

Tenders of Notes will be irrevocable except in the limited circumstances described in the Tender Offer Memorandum under the heading "Amendment and Termination".

Holders are advised to check with the bank, securities broker or other intermediary through which they hold Notes whether such intermediary would require to receive instructions to participate in the Offer before the deadlines specified above. The deadlines set by each Clearing System for the submission of Tender Instructions will also be earlier than the relevant deadlines set out above and in the Tender Offer Memorandum.

Any Notes that are not tendered for purchase in the Offer or which are not accepted for purchase by the Bank will remain outstanding.

Holders are advised to read carefully the Tender Offer Memorandum for full details of, and information on, the procedures for participating in the Offer.

Requests for information in relation to the pricing of the Offer should be directed to the Dealer Managers:

THE DEALER MANAGERS
J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

For information by telephone: +44 (0) 20 7777 1333
Attention: Sebastien Bamsey - Liability Management
Email: sebastien.m.bamsey@jpmorgan.com

For information by telephone: +44 (0) 20 7779 2468
Attention: Ryan O'Grady - FIG Syndicate
Email: ryan.ogrady@jpmorgan.com

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA

For information by telephone: +44 (0) 20 7677 5040
Attention: Liability Management
Email: liabilitymanagementeurope@morganstanley.com

Requests for information in relation to the procedures for tendering Notes in, and for any documents or materials relating to, the Offer should be directed to the Tender Agent:
THE TENDER AGENT
Lucid Issuer Services Limited Leroy House 436 Essex Road London N1 3QP For information by telephone: +44 (0) 20 7704 0880 Attention: Sunjeeve Patel/David Shilson Email: aib@lucid-is.com

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. This announcement and the Tender Offer Memorandum contain important information which must be read carefully before any decision is made with respect to the Offer. If any Holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes in the Offer. None of the Bank, the Dealer Managers, the Tender Agent, or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether Holders should tender Notes in the Offer.

No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. Nothing in this announcement or the Tender Offer Memorandum constitutes an invitation to participate in the Offer in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such an invitation under applicable securities laws. Tenders of Notes for purchase pursuant to the Offer will not be accepted from Holders in any jurisdiction where such invitation or offer to exchange is unlawful.

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Tender Offer Memorandum come are required by each of the Bank, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

OFFER RESTRICTIONS

Neither this announcement nor the Tender Offer Memorandum constitutes an offer to sell or buy or the solicitation of an offer to sell or buy the Notes and tenders of Notes for purchase in the Offer will not be accepted from Holders in any jurisdiction in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer and either of the Dealer Managers or any of their respective affiliates is such a licensed broker or dealer in any such jurisdiction, the Offer shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Bank in such jurisdiction.

The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Tender Offer Memorandum comes are required by the Bank, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

United States

The Offer is not being made and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, and the Notes may not be tendered in the Offer by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States. Accordingly, copies of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded in or into the United States or to persons located or resident in the United States (including custodians, nominees and trustees). Any purported tender of Notes in the Offer resulting directly or indirectly from a violation of these restrictions will be invalid and tenders of Notes made by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will not be accepted.

Each holder of Notes participating in the Offer will represent that it is not located in the United States and is not participating in the Offer from the United States or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in the Offer from the United States. For the purposes of this paragraph, United States means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer is not being made and such documents and/or materials have not been approved by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order")) or within Article 43(2) of the Order, or to other persons to whom it may lawfully be communicated.

Italy

The Offer is not being made, directly or indirectly, in the Republic of Italy ("Italy"). The Offer, this announcement and the Tender Offer Memorandum have not been submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, Holders are notified that, to the extent Holders are located in Italy, the Offer is not available to them and neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offer or the Notes may be distributed or made available in Italy as part of a public purchase or exchange offer (offerta pubblica di acquisto o di scambio) (as defined in Article 1, paragraph 1(v) of Italian Legislative Decree No. 58 of 24 February 1998, as amended) from which no applicable exemption is available (a "Non-exempt Offer in Italy").

Belgium

Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offer have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) and, accordingly, the Offer may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (the "Belgian Public Offer Law"), each as amended or replaced from time to time. Accordingly, the Offer may not be advertised and the Offer will not be extended, and neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 10 of the Belgian Public Offer Law, acting on their own account. Insofar as Belgium is concerned, this announcement and the Tender Offer Memorandum have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offer. Accordingly, the information contained in this announcement and the Tender Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France

The Offer is not being made, directly or indirectly, to the public in the Republic of France ("France"). Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offer have been or will be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offer. This announcement and the Tender Offer Memorandum have not been and will not be submitted to nor approved by the Autorité des Marchés Financiers.

Ireland

This announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offer must not be distributed and no tender, offer, sale, repurchase or placement of any Notes or securities under or in connection with such Offer may be effected except in conformity with the provisions of Irish laws and regulations including (i) the Irish Companies Acts 1963 to 2009, (ii) the Prospectus (Directive 2003/71/EC) Regulations 2005 of Ireland (iii) the European Communities (Markets in Financial Instruments) Regulations 2007 (as amended) of Ireland and (iv) the Market Abuse (Directive 2003/6/EC) Regulations 2005 of Ireland.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 13 January, 2011

             By: ___________________
 Bernard Byrne
             Chief Financial Officer
             Allied Irish Banks, p.l.c.